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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on February 8, 2005

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BOOKHAM, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-1303994 (I.R.S. Employer Identification No.)
2584 Junction Avenue San Jose, California 95134 408-919-1500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Giorgio Anania Chief Executive Officer 2584 Junction Avenue San Jose, California 95134 408-919-1500 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                    .

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐                    .

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.01 par value per share	7,797,526	$3.04	$23,704,480	$2,791

(1)
Shares of common stock that may be offered pursuant to this registration statement consist of 4,636,364 shares of common stock issuable upon conversion of the registrant's 7% Senior Unsecured Convertible Debentures, 2,001,963 shares of common stock issuable upon the exercise of Warrants issued to the selling stockholders by the registrant and 1,159,199 shares of common stock that may be issued in satisfaction of interest obligations under the debentures. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered also includes an indeterminate number of shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the NASDAQ National Market on February 4, 2005.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 8, 2005

PROSPECTUS

BOOKHAM, INC.

7,797,526 SHARES OF COMMON STOCK

        This prospectus relates to resales of shares of common stock that are issuable upon conversion of 7% senior unsecured convertible debentures and upon the exercise of warrants issued to the selling stockholders by Bookham, Inc. and shares of common stock that may be issued in satisfaction of interest obligations under the debentures.

        We will not receive any proceeds from the sale of the shares.

        The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See "Plan of Distribution."

        Our common stock is traded on the NASDAQ National Market under the symbol "BKHM." On February 4, 2005, the closing sale price of the common stock on NASDAQ was $3.04 per share. You are urged to obtain current market quotations for the common stock.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2005.

        Bookham, Inc.'s executive offices are located at 2584 Junction Avenue, San Jose, California 95134, our telephone number is 408-919-1500 and our Internet address is www.bookham.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Bookham," "we," "us," and "our" refer to Bookham, Inc. and its subsidiaries.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

BOOKHAM, INC.

Our Company

        Bookham, Inc. is a leading developer, manufacturer and provider of optical solutions designs. We manufacture and market active and passive optical components, modules and subsystems sold principally to telecommunications equipment suppliers. Our broad portfolio of product offerings includes lasers, optical amplifiers, transmitters, receivers, transceivers, advanced photonics tools and thin film filters. In addition, through our acquisition of New Focus, Inc., we supply photonic test and measurement equipment to industrial and research facilities and semiconductor equipment manufacturers.

        Our core strategy is to strengthen our presence in telecommunications and expand into other markets in which we can use our optics and semiconductor technologies and manufacturing base. In addition, we seek to enhance our competitiveness through aggressive cost reduction initiatives, including product platform simplifications, transfer of product assembly from the U.K. to China, Asian sourcing of materials and components, research and development realignment, global reductions in selling, general and administrative expenses and exiting from non-optics businesses.

        Bookham is a Delaware corporation and was incorporated on June 29, 2004. On September 10, 2004, pursuant to a scheme of arrangement under U.K. law, Bookham became the publicly traded parent company of the Bookham Technology plc group of companies, including Bookham Technology plc, a public limited company incorporated under the laws of England and Wales whose stock was previously traded on the London Stock Exchange and the NASDAQ National Market. Our common stock is traded on the NASDAQ National Market. Pursuant to the scheme of arrangement, all outstanding ordinary shares of Bookham Technology plc were exchanged for shares of our common stock on a ten for one basis. Approximately 33.5 million shares of common stock were issued in exchange for ordinary shares of Bookham Technology plc. The transaction was accounted for as a combination of entities under common control in a manner similar to a pooling of interests.

Recent Developments

Nortel Notes

        In connection with our acquisition of the optical components business of Nortel Networks Corporation in November 2002, our wholly-owned subsidiary, Bookham Technology plc, issued a $30 million secured loan note due November 8, 2005 and a $20 million unsecured loan note due November 8, 2007 to affiliates of Nortel. In September 2004, the $20 million unsecured loan note was exchanged for a $20 million note convertible into shares of our common stock.

        On December 2, 2004, the $30 million secured loan note was amended and restated to, among other things, extend the final maturity date by one year from November 8, 2005 to November 8, 2006 and the $20 million note was further amended and restated to, among other things, provide that it will not be convertible into shares of our common stock. These notes, as amended and restated on December 2, 2004, were issued by Bookham, Inc. and are each secured by the assets that secured the $30 million secured loan note issued in November 2002, as well as certain additional property, plant and equipment. The notes, as amended and restated on December 2, 2004, also contain certain covenants, including restrictions on asset sales and a requirement that we maintain a cash balance of at least $25 million. Pursuant to the terms of these amended and restated notes, cash balances consist of cash held in any bank account in our name, marketable securities and other cash equivalents. On February 8, 2005, we obtained a waiver of the application of this covenant from Nortel until August 8, 2006. As of February 1, 2005, an aggregate principal amount outstanding under the note with the initial principal amount of $30 million was approximately $25.9 million and the aggregate principal amount outstanding under the note with the initial principal amount of the $20 million was unchanged.

Private Placement

        On December 20, 2004, we issued an aggregate $25,500,000 principal amount of our 7.0% senior unsecured convertible debentures and warrants to purchase an aggregate of 2,001,963 shares of common stock in a private placement that resulted in gross proceeds to us of $25.5 million. We intend to use the net proceeds from this private placement for general corporate purposes, including, among other things, payment of outstanding indebtedness, working capital to support new growth and to fund our current restructuring. The debentures may be converted into our common stock at the option of the holder thereof prior to the maturity of the debentures on December 20, 2007. The conversion price of the debentures is $5.50. We also may convert the debentures to common stock under certain circumstances. The warrants are exercisable during the next five years at an initial exercise price of $6.00 per share. Following the closing of the private placement, we repaid approximately $4.1 million to Nortel Networks UK Limited as required under the terms of the Nortel secured loan notes.

        An event of default under the notes issued to Nortel Networks UK Limited would also trigger an event of default under the debentures, resulting in $25.5 million, plus accrued interest, becoming immediately due and payable under the debentures.

Addendum to Supply Agreement

        On February 8, 2005, we entered into an addendum to the Optical Components Supply Agreement with Nortel Networks Limited dated November 8, 2002, which we refer to as the Supply Agreement. The addendum effects the following changes to the Supply Agreement.

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  The term of the Supply Agreement is extended by one year to November 2006, provided that Nortel Networks' obligation to purchase a percentage of certain optical components from us will expire by its terms in November 2005.

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  Nortel Networks has provided a preliminary request for last time buys, to be confirmed by February 21, 2005, for certain of our discontinued products, which Nortel Networks will be obligated to purchase as these products are manufactured and delivered. If we fail to meet milestones for last-time buy outs by more than 10% for three consecutive weeks, and do not rectify the failure within 30 days, those products will be deemed critical products, subject to the relevant provisions of the Supply Agreement described below.

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  At Nortel Networks' request, we have agreed to increase our manufacturing of certain critical product wafer infeeds against a Nortel Networks agreed manufacturing schedule. Upon manufacture and placement into inventory, Nortel Networks has agreed to pay a holding and inventory fee pending Nortel Networks' outright purchase of such wafers. In addition, Nortel Networks may, at its election, supply any capital equipment required in connection with the requisite inventory buildup or extend the time period for meeting its demand if its demand requires us to increase our capital equipment to meet the demand in the required time period.

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  If at any time we (a) have a cash balance of less than $25 million; (b) are unable to manufacture critical products in any material respect, and that inability continues uncured for a period of six weeks, or (c) are subject to an insolvency event, such as a petition or assignment in bankruptcy, appointment of a trustee, custodian or receiver, or entrance into an arrangement for the general benefit of creditors, then we shall grant a license for the assembly, test, post-processing and test intellectual property (but excluding wafer technology) of certain critical products to Nortel Networks and to any designated alternative supplier.

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  If our cash balance is less than $10 million or there is an insolvency event, Nortel Networks Limited shall have the right to buy any and all Nortel inventory held by us, and we shall grant a license to Nortel Networks Limited or any alternative supplier for the manufacture of all products covered by the addendum.

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  Our licensing and related obligations terminate on February 8, 2007, unless the license has been exercised, in which case they would terminate 24 months from the date the license was exercised, provided that at that time, among other things, we have a cash balance of $25 million and are able to meet Nortel Networks' demand for the subject products.

        Pursuant to the addendum, we are obligated to make prepayments under the $30 million note, of which approximately $25.9 million principal amount is currently outstanding, and the $20 million note issued to Nortel Networks UK Limited on a pro rata basis in the following amounts upon the occasion of any one of the events described below:

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  $500,000 if we fail to deposit intellectual property relating to critical components in escrow by April 30, 2005.

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  $1.0 million if we fail to deposit intellectual property relating to all covered products in escrow and our cash balance has fallen below $10 million (reduced to $500,000 if the previous prepayment was made).

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  $1.0 million in each case if (a) we fail to deliver 90% of scheduled last time buys through April 2005, subject to cure provisions, (b) we fail to meet 90% of scheduled critical component wafer manufacturing through August 2005, subject to cure provisions or (c) we fail to use commercially reasonable efforts to provide for an alternative supplier of two identified product lines when obligated to do so under the Supply Agreement.

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  $2.0 million in each case if (a) we fail to deliver 75% of scheduled last time buys through August 2005, subject to cure provisions, or (b) fail to meet 75% of scheduled critical product deliveries through November 2005, subject to cure provisions.

THE OFFERING

Common Stock offered by selling stockholders	7,797,526 shares
Use of proceeds	Bookham will not receive any proceeds from the sale of shares in this offering
NASDAQ National Market symbol	BKHM

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Our success will depend on the extent to which demand for optical components, modules and subsystems improves

        Projections of dramatic growth in demand for bandwidth between 1999 and 2001 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased to expand their networks, and large portions of those networks proved superfluous and currently remain unused. As a result, the demand by telecommunications carriers for optical systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. In addition, the lack of demand was exacerbated by excess optical component inventory held by the leading optical systems vendors. This lack of demand persisted in 2002, 2003 and 2004. We are unable to predict whether and how long the lack of demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilized and demand for additional capacity is generated. Additionally, we are unable to determine what and how much inventory optical systems vendors have left. Continuing unfavorable economic conditions and reduced capital spending of a global nature has also affected demand for our products. We are unable to predict how long the economic slowdown will continue, and whether it will worsen. The continued uncertainties in the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to management of costs. The uncertain demand for optical components has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when or if our results of operations will improve.

We remain highly dependent on Nortel Networks Limited as a customer over the duration of our supply agreement with Nortel Networks Limited

        In November 2002, in connection with our acquisition of the optical amplifier and optical transmitter and receiver business of Nortel Networks Corporation, we entered into a three-year, non-exclusive supply agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks Corporation. During the six quarter period between November 8, 2002, and March 31, 2004, referred to as the Minimum Commitment Period, Nortel Networks Limited was obligated to purchase from us a minimum of $120 million of products and related services regardless of market demand, subject to our meeting certain customary performance criteria relating to quality and delivery, among other things. In addition, Nortel Networks Limited is required to purchase a percentage of its optical components requirements from us until November 2005.

        The optical components businesses acquired from Nortel Networks Corporation were historically dependent on their relationship with Nortel Networks Limited and, as a result, we expect to be highly dependent on sales to Nortel Networks Limited, at least during the term of the supply agreement. In addition, Nortel Networks Limited, including its affiliates, has been one of Bookham's significant customers during the past three years with respect to sales of other Bookham products. Prior to the acquisition, shipments of products to Nortel Networks Limited by the optical components business from Nortel Network Corporation constituted over 73%, 52%, and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In the six-month period ended December 31,

2003, the six-month period ended July 3, 2004 and the six-month period ended January 1, 2005, the shipments of products to Nortel Networks Limited by the optical components business from Nortel Network Corporation constituted over 58%, 46% and 45% of our total revenues, respectively. If Nortel Networks Limited's financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. We may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited of its minimum purchasing commitments. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks Corporation and/or Nortel Networks Limited, amounts owed to us by Nortel Networks Limited might not be recoverable and the supply agreement may no longer be enforceable against Nortel Networks Limited.

        Although for the year ended December 31, 2003, Nortel Networks Limited reported net earnings from continuing operations of $441 million, Nortel Networks Limited reported a net loss from continuing operations of $2.8 billion and $11.4 billion in its fiscal years ended 2002 and 2001, respectively. In addition, Nortel Networks Corporation, which owns all of Nortel Networks Limited's common shares, has previously announced workforce reductions and facilities closures and has recently delayed certain regulatory filings, replaced its chief financial officer and the United States Securities and Exchange Commission has announced a formal order of investigation in connection with Nortel Network's restatement of previous financial results. If Nortel Networks Limited ceases to purchase a substantial amount of products now that the Minimum Commitment Period has expired, our results of operations and business prospects will be materially adversely affected.

We may not be able to retain Nortel Networks Limited as a customer after expiration of the supply agreement, and may be adversely affected by certain terms of the supply agreement as amended

        Our revenues over the period of the supply agreement with Nortel Networks Limited may not be indicative of future revenues generated from sales to Nortel Networks Limited. Given current market conditions, Nortel Networks Limited may not continue to purchase products in the same quantity as it did prior to the expiration of the Minimum Commitment Period. Our revenues from Nortel Networks Limited were $85.5 million, or 59% of our total revenues, for the year ended December 31, 2003, $36.7 million, or 46% of our total revenues, for the six-month period ended July 3, 2004 and $40.0 million, or 45% of our total revenues, for the six-month period ended January 1, 2005. In order to sustain revenues throughout 2005, we will need either to continue a supply relationship with Nortel Networks Limited at a significant level or to increase materially the level of our sales to other customers. If sales under the supply agreement do not continue at the same level after the supply agreement expires or the segment of Nortel Networks Limited's business that purchases products under the supply agreement is transferred under certain circumstances, our revenues will be adversely affected.

        On February 7, 2005, we entered into an addendum to the Nortel Networks Limited supply agreement. The addendum provides that we will supply Nortel Networks Limited with a last time buy for certain discontinued products, and increase our capacity for and produce certain designated critical product in-feed components. The addendum also provides that if our cash balance drops below $25 million, we are unable to manufacture critical products to a material degree after a cure period, or are subject to certain insolvency events, we will be required to license our assembly, packaging, post-processing and test intellectual property to Nortel Networks Limited and any designated alternative supplier for critical components and cooperate with Nortel Networks Limited in the establishment of an alternative supplier. If our cash balances drop below $10 million or we are subject to certain insolvency events, we must do the same with respect to all products covered by the addendum. Implementation of these provisions could have an adverse impact on our competitive position and financial results. While the overall effect of the contract may be to increase our revenues attributable to Nortel Networks Limited over the short term, the addendum provides that we must, if we fail to achieve certain designated delivery or performance requirements, make prepayments to Nortel Networks UK Limited under the notes issued in connection with our acquisition of the optical components business of Nortel on a pro rata basis. These payments range in size from $500,000 to $2,000,000, depending upon the applicable deliverables, up to an aggregate maximum of $8,000,000. A requirement that we make a number of these prepayments could have an adverse affect on our financial condition.

Our debt repayment obligations may affect our ability to operate our business

        In connection with our acquisition of the optical components business from Nortel Networks Corporation, we issued to Nortel Networks UK Limited secured interest-bearing notes. As of February 1, 2005, the aggregate principal amount outstanding under the notes was approximately $45.9 million. The first note, with an aggregate principal amount outstanding of approximately $25.9 million, bears interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until repayment, up to a maximum rate of 10% per year, and is payable in full no later than November 8, 2006. As of January 1, 2005, the note bore interest at a rate of 9%. The second note, in the aggregate principal amount of $20 million, bears interest at the rate of 4% per year, and is payable in full no later than November 8, 2007. Both notes are secured by certain of our and our subsidiaries' assets. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. The notes also require us to maintain a cash balance of at least $25 million while the notes are outstanding on or after August 7, 2006. If we are in default pursuant to the terms of the senior unsecured convertible debentures we issued in December 2004, we would trigger a default under the notes issued to Nortel Networks UK Limited, in which event all outstanding principal and accrued interest would be immediately due and payable under such notes. On December 20, 2004, we issued senior unsecured convertible debentures in a private placement resulting in gross proceeds of $25.5 million. These debentures bear interest at a rate of 7% per annum, payable on each March 31, June 30, September 30 and December 31, while such debentures are outstanding, and on the maturity date. The debentures may be converted into shares of our common stock at the option of the holder prior to the maturity of the debentures on December 20, 2007. The conversion price of the debentures is $5.50. The debentures may also be converted into common stock by us under certain circumstances. If we are in default pursuant to the terms of the notes we issued to Nortel Networks UK Limited, we would also trigger an event of default under the debentures, in which event all outstanding principal and accrued interest would be immediately due and payable under the debentures. Our business currently does not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. If we cannot fund our liquidity needs through alternative sources of capital such as a financing, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity or debt capital. We may not be able to effect any of those remedies on commercially reasonable terms, or at all. If we incur additional debt above current levels, the risks associated with our leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

We and our customers are each dependent upon a limited number of customers

        Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the last two calendar years ending December 31, 2004, sales to our top five customers accounted for approximately 83% of our revenues. Sales to two of those customers, Nortel Networks Limited and Marconi Communications, respectively, accounted for 58% and 13% in 2003, 46% and 9% for the first six months of 2004 and 45% and 2% for the last six months ended January 1,

2005. Our dependence on a limited number of customers is due to the fact that the optical systems industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers to purchase their products that incorporate our optical components.

        We expect to continue to generate a significant amount of our revenues from the supply agreement with Nortel Networks Limited, which expires in November 2006. The supply agreement provides for Nortel Networks Limited to purchase a percentage of its optical components requirements from us until November 2005. If Nortel Networks Limited's financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. We may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited of its minimum purchase commitments. Our supply agreement with Marconi Communications, which provided for Marconi Communications to purchase $48.3 million of products and services from us, expired in June 2004. As a result of the expiration of the agreement, we expect the amount of revenues we receive from Marconi Communications to decline. The loss of one or more of our customers, or any decrease in revenues earned from Nortel Networks Limited or Marconi Communications, could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us.

We may not realize the expected benefits from moving our corporate domicile from the United Kingdom to the United States

        On September 10, 2004 we completed a scheme of arrangement in which we effectively changed our corporate domicile from the United Kingdom and Wales to Delaware. Changing our corporate domicile was complex, time consuming and expensive. In addition, as a company domiciled in the United States, we are subject to additional SEC rules and regulations. In order to realize any benefits from our change in corporate domicile, we will need to achieve the timely, efficient and successful execution of a number of events, including:

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  retaining existing customers and attracting additional customers;

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  retaining and hiring additional key personnel;

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  retaining strategic partners and attracting new strategic partners; and

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  creating uniform standards, controls, procedures, policies and information systems.

        We may not succeed in addressing these risks or achieving any of the benefits we hope to receive from the change in corporate domicile. Any failure to address these risks or to achieve expected benefits could have a material adverse effect on the market price of our common stock.

We need to take specific steps to address compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and there is no assurance we will do so on a timely basis

        Compliance with new corporate governance and financial reporting standards, such as those of the Sarbanes-Oxley Act of 2002, has in the past and will in the future continue to involve substantial cost and investment of our management's time. We are currently evaluating and documenting our internal control systems in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our management is currently undertaking a comprehensive effort to prepare for the assessment required by Section 404 that will take effect for our fiscal year ending July 2, 2005, and implementing changes to our financial processes and controls, including more timely and complete documentation of judgments made during the financial statement close process and improvements to information technology access and security controls, as well as enhancing the capabilities of our financial and accounting staff regarding US GAAP in light of our reincorporation as a US company. There can be no certainty that these steps, as well as our actions to address the material weakness described below, can be successfully completed on a timely basis. Any failure to comply with these new financial reporting standards could create a negative public perception of our company and could adversely affect our business, operating results and financial condition. This process has been extremely time-consuming and has involved substantial effort on the part of management. We cannot assure you that this evaluation will not result in the identification of significant control deficiencies or material weaknesses or that our auditors will be able to attest to the effectiveness of our internal control over financial reporting.

        We were informed by Ernst & Young LLP, our independent registered public accounting firm, of a material weakness in our internal controls in connection with the preparation of our financial statements for the three-month period ended October 2, 2004, as previously disclosed in our Quarterly Report on 10-Q for that period. Ernst & Young LLP informed us and our audit committee that we had incorrectly included certain foreign currency translation adjustments in our statement of operations for such three month period rather than reflecting such adjustments as cumulative translation adjustments within shareholders' equity on our balance sheet for that period in accordance with FAS 52, Foreign Currency Translation. As a result, our net loss for the three-month period ended October 2, 2004 was $38.3 million, rather than $37.1 million as previously reported in our earnings press release issued on October 26, 2004. Ernst & Young LLP advised us that this condition is a material weakness in our internal control over financial reporting. We have reviewed the appropriate application of FAS 52 with Ernst & Young LLP and are in the process of implementing procedures designed to assure its proper allocation in the future.

As a result of our global operations, our business is subject to currency fluctuations that may adversely affect our operating results

        Due to our multi-national operations in Europe, North America and Asia, our business is subject to fluctuations based upon changes in the exchange rates among the currencies in which we collect revenues and pay expenses. In particular, despite our change in domicile, the majority of our expenses continue to be denominated in pounds sterling, while a substantial portion of our revenues are denominated in US dollars. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenues and pay expenses, affect our operating results. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling and the euro. The average US dollar exchange rate has moved from $1.81 per 1.00£ in the second quarter of 2004 to $1.93 per 1.00£ for the quarter ended January 1, 2005, which represents a 6.6% decline in the strength of the U.S. dollar relative to the pound sterling. Continued weakness of the U.S. dollar versus the pound sterling will adversely affect our margins and cash flow and make it more difficult for us to achieve improvements in our operating results in the short term. We engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations, however, under certain circumstances, hedging transactions can have an adverse effect on our financial condition.

We have substantially redefined our business, making it difficult to evaluate our business based upon our historical financial results

        From 1997 through 2000, our principal product line was based upon our proprietary silicon-based integrated optical circuitry, or ASOC, platform. In 2001 and 2002, as market demand for optical components continued to decline and some companies began to exit the industry, we redefined our business away from our product line of ASOC-based, passive, fully-integrated components towards providing a range of active optical components. As a result, in 2002 and 2003, we discontinued development of our ASOC-based products and shifted our strategic focus to becoming a supplier of optical components for the telecommunications market through the acquisition of companies or product lines. In the past three years, our acquisitions have included New Focus and the optical components businesses of Marconi Communications and Nortel Networks. This shift in our business model has substantially redefined our business plan and expanded our market focus and has resulted in large changes in our revenues and expenses as we acquire and integrate companies and product lines. As a result of our past acquisitions and our continued plan to acquire and integrate additional companies or product lines that we believe can be exploited in the current market environment, our financial results for any period or changes in our results across periods may continue to dramatically change. Our historical financial results, therefore, should not be relied upon to accurately predict our future operating results, thereby making the evaluation of our business more difficult.

We have generated substantial losses to date and will generate substantial losses in the future unless we achieve significant revenue growth

        We incurred substantial net losses in 2001, 2002, 2003, the six-month period ended July 3, 2004 and the six-month period ended January 1, 2005. Historically, we have failed to predict the revenues required to achieve cash flow break-even. For example, in October 2002, we stated that we believed we had reduced the revenues required to achieve cash flow break-even to approximately $75.0 million per quarter and in February and June 2003, we stated that we intended to reduce the quarterly revenues required to achieve cash flow break-even to $73.8 million and to between $49.2 million and $57.4 million, respectively. All of these predictions proved inaccurate. You should not rely on any of our previously announced break-even levels and we believe that given current market uncertainties, it is not currently possible to predict when, or at what level, break-even operations will, if ever, be achieved. We may never generate sufficient revenues to achieve profitability or meet our liabilities as they come due. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. To date, we have been financed largely by our existing cash balances and our operating cash flows. Despite our private placement of $25.5 million of our 7.0% senior unsecured convertible debentures and warrants to purchase common stock in December 2004, our existing cash balances and any future revenues may not be sufficient to cover all future losses. Given our existing level of losses, we anticipate that we may need to raise funding through external sources such as equity financings during the next twelve months. If we are unable to obtain external funding, our ability to continue operations will be significantly adversely affected.

We expect to acquire businesses as part of our strategy, and we will need to integrate them successfully

        Acquisitions have historically been an important part of our business strategy and will form part of our strategy in the future. For example, in 2002 Bookham Technology plc acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks. In July 2003, Bookham Technology plc acquired substantially all of the assets and certain liabilities of Cierra Photonics for consideration of 307,148 shares of our common stock. An additional 38,810 shares of our common stock have been issued and up to an additional 155,000 shares of our common stock may be issued in the future upon achievement of certain revenue milestones. In October 2003, Bookham Technology plc acquired Ignis Optics for consideration of 802,801 shares of our common stock, with up to 78,084 shares of common stock issuable in the future upon achievement of certain revenue milestones. In March 2004, Bookham Technology plc acquired New Focus for consideration of 7,866,600 shares of our common stock. In June 2004, Bookham Technology plc acquired Onetta for consideration of 2,764,030 shares of our common stock. Any acquisition transaction could involve the issuance of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If we fund acquisitions in whole or in part through the issuance of equity securities, our existing shareholders may experience substantial dilution. We may also be required to make significant investment in acquired companies to facilitate commercialization of their products or to support the integration of their operations with ours. Any acquisition may also involve significant management time and attention, which could cause disruption to our overall operations. Any acquisition resulting in entry into a new market, such as our acquisition of Ignis Optics, a company in the data communications sector, and New Focus, a company in the photonics and microwave sector, could present numerous challenges including diversion of financial and managerial resources and creation of uncertainty among existing customers. Moreover, if we are unable to integrate successfully any newly acquired business or technologies, we may be unable to achieve our strategic goals and our business could suffer. Specifically, we are now in the process of integrating the operations of New Focus and Onetta with our existing business and may experience problems in connection with this integration. The success of our strategy depends on the success of the integration process. Although substantially all of the integration is complete, the integration may not be successful and may result in unanticipated operational, developmental, personnel or other problems. Any of these problems could adversely affect our results of operations. We currently intend to continue Ignis Optics, New Focus and Onetta as separate legal entities.

Fluctuations in operating results and a long sales cycle could adversely affect our revenues which would affect the market price of our common stock

        Our revenues and operating results are likely to fluctuate significantly in the future. The lack of visibility as to future revenue sources from our newly integrated businesses, the timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order or shipment delays or deferrals, with respect to our products, may cause material fluctuations in revenues. To date, our sales cycles have been lengthy. The period between initial contact with a customer to the receipt of a purchase order has frequently been six months to a year or more. In addition, most of our customers perform, and require us to perform, extensive process and product evaluation and testing of components before purchase. This lengthy sales cycle may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation.

        Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products for new markets, including data communications, aerospace, industrial and military. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each customer's decision to delay or defer purchases from us. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue sources and, as a result, net income for any quarterly period in which material orders fail to occur, are delayed, or deferred could vary significantly.

        Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, results of operations may differ from the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our common stock to decline.

Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations

        We experienced a significant increase in the number of our employees, the scope of our operations and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In addition, a number of our manufacturing facilities were underutilized in light of reduced demand. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by employee reductions. As a result of the merger with New

Focus in March 2004, we acquired approximately 200 employees based at New Focus's headquarters in San Jose, California. In addition, we acquired approximately 50 employees as a result of the acquisition of Onetta. These significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

        There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. If we are unable to manage our headcount, manufacturing capacity and scope of operations effectively, the cost and quality of our products may suffer, we may be unable to attract and retain key personnel and we may be unable to market and develop new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock.

We generate a significant portion of our revenues internationally and therefore are subject to additional risks associated with the extent of our international operations

        Our revenues for the six-month period ended January 1, 2005, the six-month period ended July 3, 2004, and the years ended December 31, 2003, 2002 and 2001 were $24.1 million, $20.5 million, $13.5 million, $4.7 million and $2.9 million, respectively, in the United States and $65.2 million, $24.1 million, $132.7 million, $47.2 million and $28.7 million, respectively, outside the United States.

        We are subject to additional risks related to operating in foreign countries, including:

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  currency fluctuations, which could result in increased operating expenses and reduced revenues;

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  greater difficulty in accounts receivable collection and longer collection periods;

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  difficulty in enforcing or adequately protecting our intellectual property;

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  foreign taxes;

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  political, legal and economic instability in foreign markets; and

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  foreign regulations.

        Any of these risks, or any other risks related to our foreign revenues, could materially adversely affect our business, financial condition and results of operations.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer

        Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our customers may also require that we, and any subcontractors that we may use, be registered under international quality standards, such as ISO 9001. Any relocation or consolidation of our manufacturing lines from existing manufacturing facilities, such as our shift of manufacturing capacity to Shenzhen, China, may need to undergo qualification by our customers before commercial production on these lines can recommence. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. The qualification process, whether in connection with new products or the relocation of manufacturing lines for current products, determines whether the manufacturing line meets the quality, performance and reliability standards of customers and organizations that set industry standards. We may experience delays in obtaining customer qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business

        We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenues based on our revenue recognition policies. For example, New Focus has experienced disruptions in the manufacture of some of its products due to changes in its manufacturing processes, which resulted in reduced manufacturing yields, delays in product shipment and deferral of revenue recognition. Any manufacturing disruptions in the future, including disruptions as a result of the consolidation of our facilities, could adversely affect our revenues, gross margins and results of operations. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introduction of new products to our manufacturing lines or integration of acquired products. We have in the past experienced lower-than-targeted product yields, which have resulted in delays of customer shipments, lost revenues and reduced gross margins.

The cost and complexity of complying with government regulations and any determination that we have violated such regulations could adversely affect our business

        The sale of certain of our products is subject to regulation by governmental bodies in the United States and other jurisdictions. If we fail to comply with the applicable rules or regulations of any governmental agency, we could be subject to strict penalties. Any such sanction or any failure to or delay in continuing to comply with governmental regulations could adversely affect our revenues, gross margins and results of operations.

We could be adversely affected if we are unable to manage our manufacturing capacity to meet fluctuating levels of demand for our products

        A significant and steady decline in the demand for optical components beginning in 2001 resulted in marked underutilization of our manufacturing capacity, and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland, U.S. In 2002, we acquired a manufacturing facility in Caswell, U.K. as part of the acquisition of the optical components business of Marconi Optical Components Limited, and in connection with our acquisition of the optical components business from Nortel Network Corporation, we acquired four more manufacturing facilities located in the United Kingdom, Canada and Switzerland. All of these facilities are underutilized. In 2004, in connection with our acquisition of New Focus, we acquired two additional manufacturing facilities. We have closed our Ottawa, Canada manufacturing facility and have transferred its operations to our Caswell site, and we have closed our Abingdon, U.K. manufacturing facility. In addition, we have announced a restructuring plan which includes moving a majority of our assembly and test operations to our facility in Shenzhen, China. We are in the process of transferring manufacturing operations previously undertaken at our Paignton facility and closing our former headquarters facility at Abingdon, U.K. Fluctuations in customer demand, combined with the acquisition of these additional manufacturing facilities, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities sufficient to meet that demand. Failure to do so on a timely basis could have an adverse effect upon gross margins or have the effect of increasing overall operating expenses.

We may incur significant restructuring charges that will adversely affect our results of operations

        In light of our restructuring and cost reduction measures in 2002, 2003 and 2004 in response to the depressed demand for optical components and our consolidation activities, we have incurred significant restructuring related charges. Such charges totaled $7.9 million, $4.3 million, a $0.6 million credit, $0 and a $0.2 million credit, respectively, for the quarters ended January 1, 2005, October 2, 2004, July 3, 2004, April 4, 2004 and December 31, 2003. In 2004, we announced further restructuring plans, which include moving the majority of our assembly and test operations from our site in Paignton, U.K. to our facility in Shenzhen, China and closing our former headquarters facility in Abingdon, U.K. We anticipate that these restructuring plans will be completed by December 31, 2005 and we expect to incur total restructuring charges in the range of $24.0 million to $30.0 million relating to this program over this time period. We may incur additional charges in the future. These charges, along with any other charges, have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been or will be incurred.

We may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry

        The optical components sector of the telecommunications industry in which we operate has been severely affected by the downturn in the global economy. As a result, companies in this sector have experienced difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, we may experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms.

Our future success will depend on our ability to manufacture and sell our products, some of which have recently been commercially introduced and may not achieve commercial acceptance

        In connection with our acquisitions from Nortel Networks Corporation and Marconi Optical Components Limited, we added several new products to our product line, some of which have not yet successfully completed a specific series of tests that demonstrate those products meet industry-wide standards and are suitable for customer specific use. Until these tests are complete for a given product, that product does not qualify for volume production. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

        In addition, a decline in demand for any of our product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for our products. This decline in demand could have a material adverse effect on our customer relationships and business prospects.

We may encounter unexpected costs or delays in commencing manufacturing at the facility in Shenzhen, China

        We intend to take advantage of the comparatively low manufacturing costs in China by conducting manufacturing activities at our facility in Shenzhen, China. Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In order to commence activity at the facility, we must obtain required legal authorization, train and hire a workforce and invest in activation of the facility. The legal system in China is undeveloped and subject to change with little or no notice, and enforceability of existing laws and regulations is uncertain. Requisite legal permits may not be obtained and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. The hiring and training of an appropriate labor force requires an investment of our resources, and may take longer than anticipated. We may also encounter delays or dislocation in the transfer of product lines to Shenzhen, China, or quality issues as we ramp up manufacturing activities. We may also be required to expend greater amounts than we currently anticipate in connection with the reactivation of the facility. Any one of these factors, or a combination of them, could result in the incurrence of unanticipated costs, with the potential to materially and adversely affect our business.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges

        To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers' product needs in the current economic environment is very difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. If we are not able to manage our inventory effectively, we may need to write-down the value of some of our existing inventory or write-off unsaleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could significantly adversely affect our results of operations.

Our products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of our customers' design and development programs

        Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and because customer specifications sometimes change during the development cycle. We fund a significant majority of the design work, but have in the past received small contributions from customers, which we credit against research and development expenditure. In the event that a customer cancelled or modified a design project before we began large-scale manufacture of the product and received revenue from the customer, we would not be able to recover those expenses and our results of operations would be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations. The complex production process for our products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. Our products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products. In addition, the need to contain research and development costs may have an adverse effect on our development of new products and enhancement of existing product offerings.

We may experience low manufacturing yields

        Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We may be faced with product liability claims

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a $26.0 million aggregate annual limit and errors and omissions insurance with a $5.0 million annual limit. We cannot assure investors that this insurance could adequately cover our costs arising from defects in our products or otherwise.

Our intellectual property rights may not be adequately protected

        Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.

        Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us. Further, the laws of certain territories in which our products are or may be developed, manufactured or sold, including South East Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, the United Kingdom and continental European countries.

Our products may infringe the intellectual property rights of others

        Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties' proprietary rights. If we do infringe a third party's rights, we may need to negotiate with holders of patents relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and as a result have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected

        The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments

        We depend on a limited number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.

If we fail to attract and retain key personnel, our business could suffer

        Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical people is extremely intense, and, the current economic environment notwithstanding, we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

        Similar to other technology companies, we rely upon our ability to use stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees, particularly as and when an industry recovery returns. Recent proposals to modify accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, or even eliminate, all or portions of our equity compensation programs.

Our business and future operating results may be adversely affected by events outside of our control

        Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock

        We account for our acquisitions, including the acquisition of New Focus, using the purchase method of accounting. In accordance with U.S. GAAP, we allocate the total estimated purchase price to the acquired company's net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of announcement of the transaction, and record the excess of the purchase price over those fair values as goodwill. With respect to our acquisition of New Focus, we expensed the portion of the estimated purchase price allocated to in-process research and development in the first quarter of 2004. We will incur an increase in the amount of amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger on an annual basis. To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. In addition, in the past, after the completion of a transaction, we have amended the provisional values of certain inventory we obtained as part of transactions, specifically the Nortel Networks acquisition. This amendment resulted in an increase in the value of our inventory being increased by $20.2 million, current liabilities being increased by approximately $1.3 million, intangible assets being decreased by approximately $9.1 million and property, plant and equipment increased by $9.8 million. We cannot assure you that we will not have to make other similar modifications to our historical financial results in the future. In addition, there can be no assurance that we will not incur restructuring charges as a result of any such transaction, which may have an adverse effect on our earnings.

Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs

        We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different hazardous materials as a result of the manufacturing processes related to New Focus, the optical components business acquired from Nortel Network Corporation and the product lines we acquired from Marconi Optical Components Limited. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues

        The market for fiber optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:

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  respond to new technologies or technical standards;

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  react to changing customer requirements and expectations;

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  devote needed resources to the development, production, promotion and sale of products; and

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  deliver competitive products at lower prices.

        In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.

        We cannot assure investors that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.

Major litigation regarding Bookham Technology plc's initial public offering and follow-on offering and any other litigation in which we become involved, including as a result of acquisitions, may substantially increase our costs and harm our business

        On November 7, 2001, a Class Action Complaint was filed against Bookham Technology plc and others in the United States District Court for the Southern District of New York. On April 19, 2002, the plaintiffs filed an Amended Class Action Complaint. The Amended Complaint names as defendants Bookham Technology plc, Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of Bookham Technology plc's initial public offering in April 2000, and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or director at the time of the initial public offering.

        The Amended Complaints assert claims under certain provisions of the securities laws of the United States. They allege, among other things, that the prospectuses for Bookham Technology plc's and New Focus's initial public offerings were materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offerings, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares, in the case of Bookham Technology plc, or common stock, in the case of New Focus, from the underwriters. The Amended Complaints seek unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares, in the case of Bookham Technology plc or common stock, in the case of New Focus), costs, attorneys' fees, experts' fees, interest and other expenses. In October 2002, the individual defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed Motions to Dismiss the Amended Complaint. The motion was denied as to Bookham Technology plc and New Focus in February 2003. Special committees of the board of directors authorized the companies to negotiate a settlement of pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers. The parties have negotiated a settlement which is subject to approval by the court. We believe we and New Focus have meritorious defenses and indemnification rights to the claims made in the Amended Complaint and we therefore believe that such claims will not have a material effect on our financial position.

        A stipulation of settlement for the claims against the issuer defendants, including Bookham, has been submitted to the Court for preliminary approval. Under the stipulation of settlement, the plaintiffs will dismiss and release all claims against participating defendants in exchange for a payment guaranty by the insurance companies collectively responsible for insuring the issuers in all the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. There is no guarantee that the settlement will become effective, as it is subject to a number of conditions, including Court approval.

        On February 13, 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al., Case No. CV808031, and asserts claims stemming from New Focus's acquisition of Globe Y Technology, Inc. The plaintiff has amended his complaint several times following the Court's dismissal of his earlier complaints. Currently, the plaintiff's fifth amended complaint alleges the following causes of action against New Focus: violation of §25400 and §25500 of the California Corporations Code; violation of §§1709-1710 of the California Civil Code; violation of §25402 of the California Corporations Code; violation of §17200 and §17500 of the California Business & Professions Code; fraud and deceit by concealment; fraud and deceit by active concealment; fraud and deceit based upon non-disclosure of material facts; negligent misrepresentation; and breach of contract and the duty of good faith and fair dealing. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. New Focus recently filed an answer to the plaintiff's fifth amended complaint denying the plaintiff's allegations and asserting various defenses.

        In addition, in October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages in connection with Mr. Yue's conduct during the acquisition of Globe Y Technology, Inc. by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus's cross-complaint. In February 2004, New Focus filed a corrected amended cross-complaint against Mr. Yue. In May 2004 Mr. Yue filed an answer to New Focus's corrected amended cross-complaint denying New Focus's allegations and asserting various defenses. A trial date has been set for March 21, 2005. New Focus intends to conduct a vigorous defense of this lawsuit.

        Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management's attention from our business and operations.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements

        The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies, such as fiber optic, cable, wireless and satellite technologies. Our ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

A variety of factors could cause the trading price of our common stock to be volatile or decline

        The market prices of Bookham Technology plc's ADSs on the NASDAQ National Market and ordinary shares on the London Stock Exchange were, and the market price of our common stock is likely to continue to be, highly volatile due to causes other than publication of our business results, such as:

  •
  announcements by our competitors and customers of their historical results or technological innovations or new products;

  •
  developments with respect to patents or proprietary rights;

  •
  governmental regulatory action; and

  •
  general market conditions.

        Since Bookham Technology plc's initial public offering in April 2000, Bookham Technology plc's ADSs and ordinary shares and the shares of our customers and competitors experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company's operating performance. An outgrowth of this market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual or perceived consequence of such fluctuations. As a result, the market prices for these companies are highly volatile. These broad market and industry factors caused the market price of Bookham Technology plc's ADSs and ordinary shares to fluctuate, and may in the future cause the market price of our common stock to fluctuate, regardless of our actual operating performance or the operating performance of our customers.

The future sale of substantial amounts of our common stock could adversely affect the price of our common stock

        On December 20, 2004, we issued convertible debentures and warrants in a private placement with institutional investors. The debentures and warrants issued in connection with the private placement are convertible or exercisable, as applicable, for up to an aggregate of 7,797,526 shares of our common stock, subject to adjustment in certain circumstances. In March 2004, Bookham Technology plc issued what amounted to approximately 7.8 million shares of our common stock in connection with the New Focus merger. In addition, in connection with Bookham Technology plc's acquisition of the optical components business from Nortel Network Corporation, Bookham Technology plc issued to Nortel Networks Limited, Nortel Networks Optical Components Limited, and Nortel Networks UK Limited an aggregate of 6.1 million shares of our common stock and a warrant to purchase 900,000 shares of our common stock. As of January 1, 2005, Nortel Networks Limited held approximately 2,378,941 shares of our common stock, Nortel Networks Optical Components Limited held approximately 721,058 shares of our common stock, and Nortel Networks UK Limited held approximately 900,000 shares of our common stock. Other stockholders or groups of stockholders also hold significant percentages of our shares of common stock. For example, our directors and executive officers collectively beneficially held approximately 10% of our outstanding shares of common stock as of January 1, 2005. Sales by stockholders who acquired shares pursuant to the New Focus merger, by Nortel Networks, by institutional investors holding the convertible debentures and warrants or by other holders of substantial amounts of our shares in the public or private market could adversely affect the market price of our common stock by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our common stock. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to meet our capital needs.

Recently enacted and proposed regulatory changes may cause us to incur increased costs

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional selling, general and administrative expenses as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. The compliance of these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.

Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders.

        The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

        On December 20, 2004, we issued 7.0% senior unsecured convertible debentures and warrants to purchase shares of common stock in a private placement. The shares of common stock being offered by the selling stockholders include:

  •
  shares of common stock issued to the selling stockholders upon conversion of their convertible debentures;

  •
  shares of common stock issued upon exercise of warrants by the selling stockholders; and

  •
  shares of common stock that may be issued in satisfaction of interest obligations under the convertible debentures.

        We determined the number of shares of common stock to be offered for resale by this prospectus under the terms of a registration rights agreement with the selling stockholders. In accordance with the terms of the registration rights agreement, this prospectus covers:

  •
  the resale of 100% of the number of shares of common stock issuable upon the conversion of the convertible debentures;

  •
  the resale of 100% of the number of shares of common stock issuable upon exercise of the warrants; and

  •
  the resale of 100% of the number of shares of common stock issuable in payment of interest on the convertible debentures for two years.

        Because (i) the number of shares of common stock issuable in connection with the convertible debentures and the warrants and the conversion price of the convertible debentures and exercise price of the warrants is subject to adjustment and (ii) under certain circumstances, we may pay the accrued interest on the convertible debentures with shares of our common stock at a price based upon the market price at the time of payment, the number of shares that will actually be issued upon conversion of the convertible debentures or exercise of the warrants may be more than the 7,797,526 shares offered by this prospectus.

        The following table sets forth, to our knowledge, certain information about the selling stockholders as of December 31, 2004. The number of shares held by any selling stockholder may fluctuate from time to time. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Pursuant to the terms of the convertible debentures and warrants, no selling stockholder may convert the convertible debentures or exercise the warrants to the extent that such conversion or exercise would cause such selling stockholder to beneficially own a number of shares of common stock during the 60-day period ending on the date of conversion or exercise which, when added to the number of shares of common stock held at the beginning of such

60-day period, would exceed 4.99% of the number of shares of common stock then outstanding. The number of shares in the second column does not reflect this limitation.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)			Shares of Common Stock to be Beneficially Owned After Offering (1)(3)
Name of Selling Stockholder			Number of Shares of Common Stock Being Offered (2)
	Number	Percentage		Number	Percentage
Satellite Strategic Finance Associates, LLC (4)	3,669,423	9.86	3,669,423	588,900	1.75
Portside Growth and Opportunity Fund (5)	1,223,142	3.51	1,223,142	0	*
Smithfield Fiduciary LLC (6)	1,987,604	5.59	1,987,604	0	*
Capital Ventures International (7)	917,357	2.66	917,357	0	*
All Selling Stockholders	7,797,526	18.85	7,797,526	588,900	1.75

*
Less than one percent.

(1)
As of December 31, 2004, there were 33,555,578 shares of our common stock outstanding.

(2)
This number represents 100% of the shares issuable upon conversion of the convertible debentures based upon an initial conversion price of $5.50, 100% of the shares issuable upon exercise of the warrants issued in the December 20, 2004 private placement and 100% of the shares that may be issued in satisfaction of interest obligations under the convertible debentures for the two years, based on a market value of the common stock of $4.77.

(3)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(4)
Each of Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Steven Shapiro and David Ford have voting and investment control over the securities held by Satellite Strategic Finance Associates, LLC. Each of the foregoing individuals disclaims beneficial ownership of the securities held by Satellite Strategic Finance Associates, LLC.

(5)
Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(6)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Durbin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Durbin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(7)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI") has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities.

        None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  in privately negotiated transactions;

  •
  in options, swaps or derivatives transactions;

  •
  a combination of any of these methods of sale; and

  •
  any other method permitted by applicable law.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers or agents who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer or agent may be deemed to be underwriting discounts and commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and any other selling stockholder, underwriter, broker/dealer or other agent relating to the sale or distribution of the shares. No underwriter, broker/dealer or agent has been engaged by us in connection with the distribution of the shares.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. We will be indemnified by the selling stockholders severally against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) such time as all of the shares covered by this prospectus may be immediately sold to the public under Rule 144(k) of the Securities Act or (iii) the date that is two years after the date the Registration Statement is declared effective by the Securities and Exchange Commission.

LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in Amendment No. 1 to the Transition Report on Form 10-K/A for the transition period ended July 3, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

    (1)
    Our Transition Report on Form 10-K for the transition period ended July 3, 2004, as amended by a Transition Report on Form 10-K/A for the transition period ended July 3, 2004;

    (2)
    Our Quarterly Report on Form 10-Q for the quarter ended October 2, 2004;

    (3)
    Our Current Report on Form 8-K dated December 2, 2004;

    (4)
    Our Current Report on Form 8-K dated December 7, 2004;

    (5)
    Our Current Report on Form 8-K dated December 20, 2004;

    (6)
    All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

    (7)
    The description of our securities contained in the Current Report on Form 8-K dated September 10, 2004, including any amendment or report filed for the purpose of updating such description.

        You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

      Bookham, Inc.
      2584 Junction Avenue
      San Jose, California 95134
      Attention: Stephen Abely
      Telephone: 408-919-1500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Bookham, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission	$2,791
Legal fees and expenses	$50,000
Accounting fees and expenses	$50,000
Miscellaneous expenses	$50,000

Total Expenses	$152,791

Item 15. Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Bookham, Inc. has included such a provision in its Certificate of Incorporation.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Bookham, Inc. has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION
4.1	Restated Certificate of Incorporation of Registrant (previously filed as Exhibit 3.1 to Current Report on Form 8-K (file no. 000-30684) dated September 10, 2004, and incorporated herein by reference).
4.2
By-laws of the Registrant (previously filed as Exhibit 3.2 to Transition Report on Form 10-K (file no. 000-30684) for the transition period from January 1, 2004 to July 3, 2004, and incorporated herein by reference).
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
23.1	Consent of Ernst & Young LLP
23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney (See page II-4 of this Registration Statement).

Item 17. Undertakings.

        Item 512(a) of Regulation S-K.    The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2)   That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Item 512(b) of Regulation S-K.    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Item 512(h) of Regulation S-K.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caswell, England, on February 8, 2005.

BOOKHAM, INC.
By:	/s/ GIORGIO ANANIA Giorgio Anania President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Bookham, Inc., hereby severally constitute and appoint Giorgio Anania, Stephen Abely and Philip Davis and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Bookham, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GIORGIO ANANIA Giorgio Anania	President, Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2005
/s/ STEPHEN ABELY Stephen Abely	Chief Financial Officer (Principal Financial and Accounting Officer)	February 8, 2005
/s/ ANDREW G. RICKMAN Andrew G. Rickman	Director	February 8, 2005
/s/ DAVID SIMPSON David Simpson	Director	February 8, 2005
/s/ LORI HOLLAND Lori Holland	Director	February 8, 2005

/s/ W. ARTHUR PORTER W. Arthur Porter	Director	February 8, 2005
/s/ JOSEPH COOK Joseph Cook	Director	February 8, 2005
/s/ PETER BORDUI Peter Bordui	Director	February 8, 2005

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	Restated Certificate of Incorporation of Registrant (previously filed as Exhibit 3.1 to Current Report on Form 8-K (file no. 000-30684) dated September 10, 2004, and incorporated herein by reference).
4.2
By-laws of the Registrant (previously filed as Exhibit 3.2 to Transition Report on Form 10-K (file no. 000-30684) for the transition period from January 1, 2004 to July 3, 2004, and incorporated herein by reference).
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
23.1	Consent of Ernst & Young LLP
23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney (See page II-4 of this Registration Statement).